SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 49)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                              Tucker, Flyer & Lewis
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                  March 2, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

CUSIP No.  669 752107                                         Page 2 of 18 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        13,645,432 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           0 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    13,645,432 shares

                           10.      Shared Dispositive Power
                                    0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,645,432 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.6%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 18 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        1,000,000 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           13,645,432 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    1,000,000 shares

                           10.      Shared Dispositive Power
                                    13,645,432 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,645,432 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.6%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 18 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        0 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           14,645,432 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    0 shares

                           10.      Shared Dispositive Power
                                    14,645,432 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,645,432 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.6%

14.      Type of Reporting Person

         CO

         This Amendment No. 49 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds for the $1,375,000 Communications loaned to the Issuer on March 2, 1998 and the $1,500,000 Communications loaned to the Issuer on March 24, 1998 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.       Proceeds of the Transaction.

         Item 4 is hereby amended and supplemented by deleting the last two paragraphs under the caption "Certain Loans to the Issuer" and adding thereto the following:

         On February 10, 1998, Communications loaned to the Issuer $1,375,000, and the Issuer delivered to Communications a promissory note in like amount (the "February 10, 1998 Promissory Note"). The February 10, 1998 Promissory Note is payable on March 31, 1998, together with interest, at an annual rate equal to the Prime Rate, as published in The Wall Street Journal on February 10, 1998. The February 10, 1998 Promissory Note is secured under the terms of the Communications Security Agreement.

         On March 2, 1998, Communications loaned to the Issuer $1,375,000, and the Issuer delivered to Communications a promissory note in like amount (the "March 2, 1998 Promissory Note"). The March 2, 1998 Promissory Note is payable on March 31, 1998, together with interest, at an annual rate equal to the Prime Rate, as published in The Wall Street Journal on March 2, 1998. The March 2, 1998 Promissory Note is secured under the terms of the Communications Security Agreement.

         On March 24, 1998, Communications loaned to the Issuer $1,500,000, and the Issuer delivered to Communications a promissory note in like amount (the "March 24, 1998 Promissory Note"). The March 24, 1998 Promissory Note is payable on March 31, 1998, together with interest, at an annual rate equal to the Prime Rate, as published in The Wall Street Journal on March 24, 1998. The March 24, 1998 Promissory Note is secured under the terms of the Communications Security Agreement.

         The foregoing descriptions of the February 10, 1998 Promissory Note, the March 2, 1998 Promissory Note and the March 24, 1998 Promissory Note, are qualified in their entirety by the text of the February 10, 1998 Promissory Note, the March 2, 1998 Promissory Note and the March 24, 1998 Promissory Note which are attached hereto as Exhibits 48.1, 49.1 and 49.2, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 49.

Item 7.       Items to be Filed as Exhibits

Exhibit  Description

49.1 Promissory Note dated March 2, 1998 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $1,375,000

49.2 Promissory Note dated March 24, 1998 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $1,500,000

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  March 27, 1998


                                            CONCEPT COMMUNICATIONS, INC.


                                            /s/ Nicholas Chiaia
                                            By: Nicholas Chiaia, Secretary


                                            CROWN COMMUNICATIONS CORPORATION


                                            /s/ Nicholas Chiaia
                                            By: Nicholas Chiaia, Secretary


                                            CROWN CAPITAL CORPORATION


                                            /s/ Nicholas Chiaia
                                            By: Nicholas Chiaia, Secretary

                                  EXHIBIT INDEX

Exhibit  Description                                                       Page

49.1     Promissory Note dated March 2, 1998 made by The Nostalgia Network,   9
         Inc. to Crown Communications Corporation in the principal amount of $1,375,000

49.2 Promissory Note dated March 24, 1998 made by The Nostalgia Network, 14 Inc. to Crown Communications Corporation in the principal amount of $1,500,000